Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

November 28, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Richie and Dorrie Yale

Re:	Baudax Bio, Inc. Registration Statement on Form S-1 Filed November 8, 2022 File No. 333-268251

Ladies and Gentlemen:

We are submitting this letter on behalf of our client Baudax Bio, Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter, dated November 22, 2022 (the “Comment Letter”) in connection with the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed on November 8, 2022. In response to the comments set forth in the Comment Letter the Company has revised the Registration Statement and is filing a revised draft (the “Amended S-1”) with this response letter.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Amended S-1. Page references in the text of this response letter correspond to the page numbers of the Amended S-1.

Registration Statement on Form S-1 submitted November 8, 2022

General

1.

We note your cover page disclosure and disclosure throughout the prospectus that your offering of common shares and warrants will be at an “assumed” public offering price. Please tell us whether you plan to amend prior to effectiveness to include firm numbers of securities to be offered. Refer to Item 501(b)(2) of Regulation S-K. Please revise your cover page to disclose that the offering price will be fixed for the duration of this offering.

Securities and Exchange Commission November 28, 2022 Page 2

Response: The Company respectfully acknowledges the Staff’s comment. At the time of the filing of the Registration Statement on November 8, 2022, the Company had not determined the number of common shares and warrants to be offered. The Company has amended the Registration Statement to include firm numbers of securities to be offered as required under Item 501(b) of Regulation S-K. Additionally, the Company has revised the disclosure on the cover page and the Plan of Distribution section in the Amended S-1 to disclose that the offering price will be fixed for the duration of this offering by including the following sentence, “The combined public offering price per share (or pre-funded warrant) and warrants will be fixed for the duration of this offering”.

2.

We note that your placement agent, H.C. Wainwright & Co., LLC, will sell the securities on a “best efforts” basis. Please revise to state on the cover page, and elsewhere as appropriate, the date the offering will end. Refer to Item 501(b)(8) of Regulation S-K. Also, please tell us how the following disclosure is consistent with a best-efforts offering: “The delivery of the securities offered hereby is expected to be made on or about     , 2022, subject to satisfaction of certain customary closing conditions.”

The Company respectfully acknowledges the Staff’s comment and has made the following additional disclosure on both the cover page and the Plan of Distribution section of the Registration Statement, “This offering will terminate on             , 2022, unless we decide to terminate the offering (which we may do at any time in our discretion) prior to that date. We will have one closing for all the securities purchased in this offering.” Additionally, the Company respectfully submits that the language highlighted by the staff remains consistent with a best- efforts offering since the Company will have one closing for all the securities purchased in this offering.

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 215.981.4339.

Sincerely,

/s/ Jennifer L. Porter, Esq.

Jennifer L. Porter, Esq.

Securities and Exchange Commission November 28, 2022 Page 3

cc:	Via Email Gerri Henwood, Baudax Bio, Inc. Rachael M. Bushey, Troutman Pepper Hamilton Sanders LLP Robert F. Charron, Ellenoff Grossman & Schole LLP